

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 11, 2008

Via U.S. Mail

Michael J. Bongiovanni
President
BMX Development Corp.
19720 Jetton Road, 3rd Floor
Cornelius, NC 28031

   Re: **BMX Development Corp.**
     Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2007
     Filed March 31, 2008, November 24, 2008 and December 8, 2008

Dear Mr. Bongiovanni:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director